UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NantKwest, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title and Class of Securities)

63016Q102

(CUSIP Number)

Cambridge Equities, LP

Attn: Charles Kenworthy

9922 Jefferson Boulevard

Culver City, California 90232

(310) 836-6400

With a copy to:

Martin J. Waters

Daniel R. Koeppen

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real, Suite 200

San Diego, California 92130

(858) 350-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 63016Q102

(1)	NAMES OF REPORTING PERSONS Cambridge Equities, LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, AF (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None (See Item 5)
	(8)	SHARED VOTING POWER 43,025,814 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 43,025,814 shares (See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,025,814 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.7% (See Item 5)*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*	This percentage is calculated based upon 81,141,503 shares of the Issuer’s Common Stock (defined below) outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, filed with the Securities and Exchange Commission (the “SEC”) on September 10, 2015.

13D

CUSIP No. 63016Q102

(1)	NAMES OF REPORTING PERSONS MP 13 Ventures, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None (See Item 5)
	(8)	SHARED VOTING POWER 43,025,814 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 43,025,814 shares (See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,025,814 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.7% (See Item 5)*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*	This percentage is calculated based upon 81,141,503 shares of the Issuer’s Common Stock (defined below) outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, filed with the SEC on September 10, 2015.

13D

CUSIP No. 63016Q102

(1)	NAMES OF REPORTING PERSONS Patrick Soon-Shiong
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF, AF (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 11,095,256 shares (See Item 5)
	(8)	SHARED VOTING POWER 43,025,814 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER 11,095,256 shares (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 43,025,814 shares (See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,121,070 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.6%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

*	This percentage is calculated based upon 81,141,503 shares of the Issuer’s Common Stock (defined below) outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, filed with the SEC on September 10, 2015.

Explanatory Note: This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed by the Reporting Persons identified herein, and amends the Schedule 13D filed with the Securities and Exchange Commission on August 31, 2015, in respect of the common stock, par value $0.0001 per share, of NantKwest, Inc. (the “Schedule 13D/A”). The Schedule 13D/A is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment. Capitalized terms used but not defined in this Amendment shall have the meanings given in the Schedule 13D/A.

Item 3.	Source and Amount of Funds or Other Consideration.

The disclosure in Item 3 is hereby amended and restated to read in its entirety as follows:

The Reporting Persons are filing this Amendment No. 1 to Schedule 13D as a result of the acquisition, on October 16, 2015, of an option to purchase up to 2,000,000 shares of Common Stock at an exercise price of 15.295 per share. The option may be exercised in whole or in part at any time during the period beginning on January 1, 2016 and ending on and including March 31, 2016.

All of the shares of Common Stock to which this Statement relates were purchased on behalf of the Reporting Persons using their investment capital or funds under management.

Item 4.	Purpose of Transaction.

The disclosure in Item 4 is hereby amended to include the following:

As noted in Item 3, the Reporting Persons are filing this Amendment No. 1 to Schedule 13D as a result of the acquisition, on October 16, 2015, of an option to purchase up to 2,000,000 shares of Common Stock at an exercise price of 15.295 per share.

Item 5.	Interest in Securities of the Issuer.

The disclosure in Item 5 is hereby amended to include the following:

(a) and (b) Cambridge Equities beneficially owns, in the aggregate, 43,025,814 shares of Common Stock, representing approximately 53.0% of the outstanding Common Stock of the Company, including 9,257 shares that may be acquired pursuant to the exercise of warrants and 2,000,000 shares that may be acquired pursuant to the exercise of options. MP 13 Ventures and Dr. Soon-Shiong may be deemed to beneficially own, and share voting power and investment power with Cambridge Equities over, all shares of Common Stock beneficially owned by Cambridge Equities.

Dr. Soon-Shiong also beneficially owns 11,095,256 shares of Common Stock, including 11,095,256 shares that may be acquired pursuant to the exercise of warrants and options within 60 days of this filing. Dr. Soon-Shiong has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 11,095,256 shares of Common Stock. As a result, Dr. Soon-Shiong may be deemed to beneficially own, in the aggregate, 54,121,070 shares of Common Stock, representing approximately 58.9% of the outstanding Common Stock of the Company.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosure in Item 6 is hereby amended to include the following:

The information set forth in Items 3 and 4 above is hereby incorporated by reference in response to Item 6.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description

1	Joint Filing Agreement (incorporated by reference to Schedule 13D filed on August 31, 2015).

2	Option Agreement between Cambridge Equities, LP and Sorrento Therapeutics, Inc., dated as of October 14, 2015

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: October 23, 2015

CAMBRIDGE EQUITIES, LP

By:	MP 13 Ventures, LLC, its General Partner

By:	/s/ Charles Kenworthy
Its:	Manager

MP 13 VENTURES, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

PATRICK SOON-SHIONG

/s/ Patrick Soon-Shiong

Exhibit Index

Exhibit Number	Description

1	Joint Filing Agreement (incorporated by reference to Schedule 13D filed on August 31, 2015).

2	Option Agreement between Cambridge Equities, LP and Sorrento Therapeutics, Inc., dated as of October 14, 2015.